UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2010

Commission File Number: 001-34598

IFM INVESTMENTS LIMITED

26/A, East Wing, Hanwei Plaza
No.7 Guanghua Road, Chaoyang District
Beijing, 10004
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____________________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFM Investments Limited

By:	/s/ Kevin Cheng Wei
Name:	Kevin Cheng Wei
Title:	Chief Financial Officer

Date: May 24, 2010

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Exhibit Index

Exhibit 99.1 — Press Release

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